AEM SPA

RECEIVED
2004 MAY -4 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/181/2004/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COUR 04024822

April 30, 2004

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the Press release yesterday, regarding General Meeting of the Shareholders of Aem S.p.A.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

Cod. 5968117 - 6/2003

FILE NO. 82-4911

PRESS RELEASE

RECEIVED
2004 MAY -4 A 11:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Today's General Meeting of the Shareholders of Aem S.p.A. resolved:

in the ordinary meeting:

- to approve the financial statements at 31 December 2003;
- to distribute a shareholders' dividend of € 89.102.370, corresponding to € 0,05 for each of the 1.782.047.400 shares in circulation, net of the shares held by the company, with payment from 24 June 2004, using coupon no. 6 (date of issue 21 June 2004). Following the coming into force of the tax reform on 1st January 2004, the dividend does not give entitlement to any tax credit and, depending on the recipient, is subject to withholding tax when it forms part of the taxable income of the recipient. However, insofar as resident recipients that are not physical persons are concerned, since the financial year does not coincide with the calendar year, still ongoing at the date the dividend is to be distributed, such recipients will be entitled to 51,51% of a full tax credit of € 0,049653 and 51,51% of a limited tax credit of € 0,000347;
- appointed Reconta Ernst & Young S.p.A. as External Auditor for the next three years period.

in the extraordinary meeting

- to modify articles 9, 12, 13, 14, 15, 17, 18, 19 e 20 of the company articles of association and suppress article 16 of said articles of association with consequent renumbering of article 17 and subsequent articles. Some of these modifications have been made to adapt the Articles of Association to the provisions of legislative decree 6/2003, reforming company

law (term for approval of the financial reports, filing of shares to intervene during shareholders' meetings, elimination of powers of shareholders' meetings to purchase and sell shareholdings representing over 5% of the shareholders' equity); other modifications, and, notably, those concerning the reduction in the size limit on shareholding from 6% to 5%, and the criteria for appointing the Board of Directors and choosing the Chairman from the directors expressed by the Comune of Milan, are related to the public offering of a further tranche of Aem S.p.A. shares by the Comune of Milan, up to a maximum of 17.6% of the equity of Aem, recently deliberated by the Board of the Comune of Milan. Finally, the strengthened quorum for deliberation of 60% of the share capital for deliberations concerning the modification of certain clauses in the articles of association was suppressed.

Milan, 29 April, 2004

AEM SPA

RECEIVED
2004 MAY -4 A 11:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/179/2004/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURRIER

April 30, 2004

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yeasterday, regarding the First Quarterly Report 2004.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

Cod. 5968117 - 6/2003

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

FILE NO. 82-4911

Milan, 29th April 2004 – **FIRST QUARTER 2004 RESULTS**

Today, under the chairmanship of Mr Giuliano Zuccoli, the AEM S.p.A. Board of Directors met, discussed and approved the results of the first quarter of the 2004 accounting period, which reflected a further growth in turnover of 25.4% and operating result of 52.4%.

The Group's Chairman, Giuliano Zuccoli, stated that: "The Group has achieved outstanding results in the first quarter. They continue to reflect achievements of the past, and demonstrate the Group's ability to maintain significant growth rates in the energy sector thanks to its carefully-chosen investment policies. However, the Chairman added that, "we should also consider the quarterly results in the light of the fact that the AEM Group's activities are subject to considerable seasonal variation, which means that the income profiles for the winter months are considerably higher than those of the yearly averages".

Summary of the AEM Group's results

In the first quarter of 2004, AEM Group's consolidated income amounted to Euro 527.9 million, an increase of 25.4%, compared with the 2003 accounting period (Euro 420.9 million).

The growth in turnover during this quarter was principally due to the increase in levels of electricity sold, which achieved 3,037 million KWh (+84%). The significant increase in sales was substantiated by an increase in production, again, thanks to the contribution of the new high-efficiency 400 MW combined cycle at the Cassano d'Adda power plant, as well as the coming into effect of new agreements concluded with Edipower S.p.A., which grant the AEM Group the right to use 20% of the installed electric capacity.

The contribution of management activities connected with the distribution networks was also considerable: the quantities of gas and electricity transported amounted to 613 million cubic metres and 1,847 million KWh, respectively, in other words, an increase of 7.4% and 3.4%, respectively, compared with the first quarter of 2003.

Natural gas sales in the first quarter of the year amounted to 538 million cubic metres. Net of gas sales realized in the first quarter of 2003 for Edipower (pending the start-up of agreements for the transfer of production capacity to industrial partners), sales to end users for the period in question are on the whole in line with those of the corresponding period for the previous year.

The contribution made by the district heating sector and heat management sector was also significant, and showed growth in KWh sales of energy equivalent to 17.2%.

External expenses amounted to Euro 304.3 million, posting a more contained growth compared with turnover and equal to 22.2%. This trend reflects an increase in the purchase of gas and fuel (coal and oil) to back up production both at plants owned or under contract to Edipower S.p.A. The restricted increase in expenses is also thanks to the high degree of efficiency of the new 400 MW combined cycle that operates at the Cassano d'Adda power plant.

As regards the electricity sector in particular, meeting demand was guaranteed using energy produced from the Group's own plants (or from other plants whose capacity the Group has the

right to use) for a total of 2,693 million KWh (compared with 822 KWh in 2003) and the purchase of 435 KWh from third party producers (901 KWh for the equivalent period in 2003).

Compared with the first quarter of 2003 - and net of the amount that Edipower S.p.A. is entitled to take, thermoelectric energy production grew by 157%, whilst hydroelectric production decreased by 8.4%.

In comparison to the first quarter of 2003, labour costs were reduced by 6.7%, and amounted to 30.4 million Euro, which was equivalent to a reduction from 7.7% to 5.8% of the total turnover.

In addition to the significant growth in income, increases in overheads were more contained, and this led to an overall increase of 38.7%% in the gross operating margin, which amounted to Euro 193.2 million (compared with Euro 139.3 million at 31st March 2003).

As a result of Euro 28.0 million being set aside for depreciation and amortization (compared with Euro 27.3 million at 31st March 2003), as well as Euro 5.3 million provisions set aside (compared with Euro 7.1 million at 31st March 2003) for the reserve fund for risks and expenses, the net operating result (EBIT) stood at Euro 59.9 million (compared with Euro 104.9 million at 31st March 2003), an increase of 52.4%.

Net financial expenses recorded a total of Euro 8.5 million, which is an improvement on the 2003 figure (Euro 10.5 million at 31st March 2003). The growth of financial debt due to increased medium-term indebtedness, was more than compensated by the income from the use of currently available liquid assets (following the bonds issue during the month of October 2003), the positive effects of interest rate risk hedging in recent months and the value recovery of some shareholdings thanks to their improved stock market performance.

Gross consolidated profits for the period, net of the proportion of profits due to minorities, increased by 58.4%, and registered Euro 149.2 million (compared with Euro 94.2 on 31st March 2003).

A brief summary of the financial statement and balance sheet for the group, at 31st March 2004, is provided in the tables below.

Millions of Euros	31/03/2003	31/03/2004	change	% 04/03
Sales	377,2	471,5	94,3	25,0
Other income and proceeds	43,7	56,4	12,7	29,1
Labour costs	(32,6)	(30,4)	2,2	(6,7)
Gross Operating margin	**139,3**	**193,2**	**53,9**	**38,7**
Depreciation and provisions	(34,4)	(33,3)	1,1	(3,2)
Operating result	**104,9**	**159,9**	**55,0**	**52,4**
Affiliates	0,0	(1,2)	(1,2)	n.s.
Net financial results	(10,5)	(8,5)	2,0	(19,0)
Profit before extraordinary items and tax	**94,4**	**150,2**	**55,8**	**59,1**
Net extraordinary income/ costs	0,0	(0,4)	(0,4)	n.s.
Profit before tax	**94,4**	**149,8**	**55,4**	**58,7**
Minorities	(0,2)	(0,6)	(0,4)	200,0
Gross profit for the accunting period	**94,2**	**149,2**	**55,0**	**58,4**

The financial statement of the company

The net consolidated invested capital at 31st March 2004 stood at Euro 2,920.4 million, which is an increase of Euro 370.6 million compared with 31st December 2003.

The increase in net fixed assets amounted to Euro 248.0 million, whilst working capital increased by Euro 122.6 Euro.

The growth in net fixed assets refers in particular to an increase in fixed financial assets, amounting to Euro 238.1 million converted into no. 239,158 e.Biscom S.p.A. bonds and no. 6,696,424 company shares on 14th January 2004. Following the aforementioned operation, AEM S.p.A.'s shareholding in e.Biscom S.p.A. amounted to a 12.115% share.

Amongst the sources, net shareholders' equity, equivalent to Euro 1,516,1 million (Euro 1,366.3 million at 31st December 2003) recorded an increase amounting to the gross profits for the period.

The net financial position at 31st March 2003 amounted to Euro 1,403 million, and reflected the accounting effects of the e.Biscom bond conversion loan for a total of Euro 238.1 million (which was previously registered as financing credit), and the ensuing acquisition of the shareholding in e.Biscom.

Analysis of capital flows for the period in question revealed that the liquidity generated at the consolidated level by the current management in the first quarter of 2004 stood at Euro 47.4 million (compared to Euro 124.3 million at 31st March 2003).

Accounting activities, net of the accounting effects of the e.Biscom bond conversion loan amounted to Euro 30.7 million (Euro 44.1 million for the corresponding accounting period in 2003).

The financial statement at 31st March 2004, compared with figures at the closure of the previous accounting period is listed in the following table:

Invested capital		
Net fixed assets	2.603,1	2.851,1
Working capital	(53,3)	69,3
Total invested capital	**2.549,8**	**2.920,4**
Sources		
Net Shareholders' Equity	**1.366,3**	**1.516,1**
Total financial position beyond the next financial year	1.055,0	1.237,5
Total financial position within the next financial year	128,5	166,8
Total net financial position	**1.183,5**	**1.404,3**
Total coverage sources	**2.549,8**	**2.920,4**